U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X]Form 10-K; [ ]Form 20-F; [ ]Form 11-K; [ ]Form 10-Q; [ ]Form N-SAR

     For Period Ended:                              December 31, 2000
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-8301
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:             Golden Triangle Industries, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    259 Plaza Drive, Suite D
           City, State & Zip Code         Oviedo, Florida  32765
________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________

Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


Due to the complexity of the treatment of the reverse acquisition and other factors related to the transition of control of the Registrant and the related mixture of sources of information required for the consolidated financial statements, the Company was delayed in providing information to its auditors. Correspondingly, they have been unable to complete their procedures in a reasonable manner that would allow filing of the 10-K by March 30, 2001.

Current analysis of the timing of completion of the reviews by the Company's auditors will allow the Company to file the 10-K shortly after April 1, 2001 and well within the fifteen day extension period provided through this notification.


________________________________________________________________________

Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Robert Early        (915) 691-5790

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 GOLDEN TRIANGLE INDUSTRIES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 2001                By: /s/ Robert B. Early
                                          Robert B. Early
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________

               BEEMER, PRICHER, KUEHNHACKL & HEIDBRINK, P.A.
                           608 East Central Blvd.
                             Orlando, FL 32801



March 30, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  GOLDEN TRIANGLE INDUSTRIES, INC.
      SEC File # 0-8301


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the independent auditors of Golden Triangle Industries, Inc. and have been engaged to audit its consolidated financial statements as of and for the year ended December 31, 2000. The Registrant has stated in Part III of its filing on From 12b-25 that it is unable to timely file, without unreasonable effort or expense, its annual report on Form 10-K for the year ended December 31, 2000 because of delays in making information available to us with the result that our firm has not yet completed an audit of the financial statements of the Registrant for the year ended December 31, 2000, and we are therefore unable to furnish the required report on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in our receipt of the Registrant's financial statements and supporting documentation and have been thus delayed in the completion of our audit of those statements.

Very truly yours,

/s/ Beemer, Pricher, Kuehnhackl and Heidbrink, P.A.
BEEMER, PRICHER, KUEHNHACKL AND HEIDBRINK, P.A.



==============================================================================

                      GOLDEN TRIANGLE INDUSTRIES, INC.
                          259 Plaza Drive, Suite D
                           Oviedo, Florida  32765


Effective April 1, 2000, the Registrant entered into simultaneous agreements to dispose of significant oil and gas industry related assets and operations and to acquire Whitemark Homes, Inc. (a construction industry company). This transaction was recorded as a reverse acquisition. As such, the current financial statements of the Registrant will not resemble the historical financial statements in any discernable manner.

The historical comparative financial statements to be presented in the Form 10-K which is the subject of this late filing notification will be those of Whitemark Homes, Inc. with the current year including the acquisition of Golden Triangle Industries, Inc. at April 1, 2000.

The differences between the financial statements filed for the Registrant as of December 31, 1999 and those to be included in this Form 10-K are to numerous to be presented in this document and the exact amounts have not been finalized. Otherwise, the Form 10-K would have been filed instead of this notification of late filing.

The financial statements filed with the Registrant's Form 10-Q for the quarter ended September 30, 2000 are the closest semblance of what these financial statements will look like that is available at this time, although, obviously, they do not include the Company's activities for the 4th quarter.